

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002861

January 27, 2005

John T. Unger
Thompson & Knight LLP
Three Allen Center
333 Clay Street, Suite 3300
Houston, TX 77002-4499

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/27/2005

Re: Equus II Incorporated
Incoming letter dated January 10, 2005

Dear Mr. Unger:

This is in response to your letter dated January 10, 2005 concerning the shareholder proposal submitted to the Fund by Edgar J. McDonald. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edgar J. McDonald
3265 Bohn's Point Lane
Wayzata, MN 55391

THOMPSON & KNIGHT LLP

ATTORNEYS AND COUNSELORS

JOHN T. UNGER
PARTNER
DIRECT DIAL: (713) 653-8811
INTERNET: john.unger@tklaw.com

THREE ALLEN CENTER
333 CLAY STREET, SUITE 3300
HOUSTON, TEXAS 77002-4499
(713) 654-8111
FAX (713) 654-1871
www.tklaw.com

AUSTIN
DALLAS
FORT WORTH
HOUSTON

ALGIERS
MONTERREY
PARIS
RIO DE JANEIRO

January 10, 2005

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Equus II Incorporated by Edgar J. McDonald

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Equus II Incorporated, a Delaware corporation (the "Fund"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund hereby gives notice of its intention to omit from its proxy statement and form of proxy (the "Proxy Materials") the proposal and statement of support (the "Proposal") submitted by Edgar J. McDonald (the "Proponent") by letter dated October 4, 2004. The Proposal in its entirety is attached.

The Fund has advised us that the Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2005. Pursuant to the provisions of Rule 14a-8(j) under the Exchange Act, enclosed for filing are six copies of each of this letter and the Proposal. Also, pursuant to the provisions of Rule 14a-8(j), we are sending a copy of this letter and the Exhibits to the Proponent.

The Fund respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended by the Commission if the Fund omits the proposal from the Proxy Materials.

For ease of reference, the text of the Proposal is set forth below.

"That the stockholders of Equus II Incorporated hereby direct the company Board of Directors to develop and initiate a plan to liquidate Equus II Incorporated and distribute the proceeds to stockholders as soon as economically possible."

It is our opinion that this Proposal may be omitted from the Proxy Materials based on Rules 14a-8(i)(1) Improper Under State Law.

The Proposal seeks a liquidation of the Fund. According to Rule 14a-8(i)(1), a shareholder proposal is excludable from proxy materials if it is not a proper subject for action by shareholders under the issuer's state of organization. The Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(1). Section 141(a) of the Delaware General Corporation Law ("DGCL") states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in the corporation's certificate of incorporation." This principle is also well established in Delaware case law, including *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, ... the business and affairs of a Delaware corporation are managed by or under its board of directors."), and *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) ("A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation.").

Section 275 of the DGCL states "If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board after adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution." The Fund's Amended and Restated Certificate of Incorporation does not provide for the liquidation of the Fund solely by the action of shareholders.

In seeking to direct that the Funds Board of Directors "develop and initiate a plan to liquidate" the Fund, the Proponent is, of course, seeking to substitute his view of his own short-term interest for the balancing of the short-term and long-term interests of shareholders and other groups affected by a liquidation of the Fund, which the DGCL commits to the discretion of the Board of Directors. Because the Proposal seeks to require the Board of Directors to take action which is committed by the DGCL to the discretion of the Board, it constitutes an effort at the stockholder level to regulate directly and in a mandatory manner the way in which the Fund conducts operations that under Delaware law are entrusted to its Board of Directors.

The Fund's Amended and Restated Certificate of Incorporation does not grant the shareholders any power to propose the liquidation of the Fund. Consequently, the Proposal is beyond the scope of the powers of the shareholders of the Fund under both the Certificate of Incorporation and DGCL.

Contrary to Sections 141(a) and 275 of the DGCL, and the Fund 's Amended and Restated Certificate of Incorporation and bylaws, the Proposal removes from the Fund's Board of Directors all authority with respect to the liquidation of the Fund. Under the Proposal, the Fund would be required to liquidate and the Fund's Board would not be involved in determining whether or not it would be beneficial to liquidate the Fund. It is our opinion that liquidation of the Fund outside of the authority, oversight, and direction of Fund's Board of Directors, would contravene Sections 141(a) and 275 of the DGCL as well as the Amended and Restated Certificate of Incorporation and bylaws of the Fund.

The Fund believes that the Proposal, as currently written, may be excluded from the Company's proxy materials under Rule 14a-8(i)(1) on the basis that is not a proper subject for action by stockholders under the DGCL.

We have advised the Proponent of the requirements of Rule 14a-8(i)(1) and requested that he revise the Proposal to make it a recommendation. As of this date, we have not received a response from the Proponent.

Based on the foregoing, the Fund intends to exclude the Proposal from the Proxy Materials. Please contact John T. Unger at 713-653-8811 with any questions regarding this request.

Very truly yours,

Thompson & Knight LLP

Thompson & Knight LLP

JTU/mm
cc: Edgar J. McDonald
John T. Unger

Edgar J McDonald
3265 Bohn's Point Lane
Wayzata, MN 55391

Oct. 4, 2004

Equus II Incorporated
c/o Equus Capital Management Corp.
2727 Allen Parkway,
13th Floor
Houston, Texas 77019


COPY

Attn: Board of Directors - Nolan Lehmann;

Subject: Request for the following Stockholder proposal to be submitted for voting in the Notice of Annual meeting of Stockholders in 2005.

Stockholder Proposal:

Resolved:
That the stockholders of Equus II Incorporated hereby direct the company Board of Directors to develop and initiate a plan to liquidate Equus II Incorporated and distribute the proceeds to the stockholders as soon as economically possible.

Supporting Statement:

Equus II Inc was incorporated in 1992 with a market value reported at $17.25. It currently has a value of $7.72 with a cost basis of $14.74. The Equus market value has been on a steady decline since inception. This loss is not acceptable. The Equus portfolio is to small too support the expenses incurred by the corporate management. These stocks will not increase in value with this history of continued loss. It is time to cut our losses and move on.

At the end of 2003, Equus is managing about 24 companies in its portfolio. The Net Asset Value was $71,538,554, $10.75 per share. The market value was $48,118,922, $7.72 per share. The Operating Expenses without interest and taxes for the corporation to manage these funds was $2,667,390. This operating expense is over 3.7% of NAV and over 5.5% of Market value. Equus has eight directors and the management company to manage these 24 securities. This is extremely excessive. These costs will soon eat up the total value of these stocks. (The 6 month report shows 17 companies in the portfolio.)

I currently hold 6805 shares of Equus Stock. I urge your support for this important action.

Ed McDonald

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equus II Incorporated
Incoming letter dated January 10, 2005

The proposal directs the board to develop and initiate a plan to liquidate the Fund and distribute the proceeds to stockholders.

There appears to be some basis for your view that the Fund may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides the Fund with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Robyn Manos
Special Counsel